

April 7, 2011

<u>Via Facsimile</u>
Mr. Paolo Scaroni
Chief Executive Officer
Eni S.p.A.
1 Piazzale Enrico Mattei
00144 Rome, Italy

     Re: **Eni S.p.A.**
            Form 20-F for the fiscal year ended December 31, 2009
            Filed April 26, 2010
            File No. 001-14090

Dear Mr. Scaroni:

     We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      /s/ Brad Skinner for

                      H. Roger Schwall
                      Assistant Director